Mail Stop 3010

December 3, 2009

Mr. Harpreet Sangha
President and Director
Blackrock Resources, Inc.
Unit 222, 6820-188 St.
Surrey, BC, Canada V4N 3G6

> **Re: Blackrock Resources, Inc.**
> **Item 4.01 Form 8-K**
> **Filed November 12, 2009**
> **Item 4.01 Form 8-K/A**
> **Filed December 2, 2009**
> **File No. 333-153354**

Dear Mr. Sangha:

We have completed our review of the above referenced filings and have no further comments at this time.

Sincerely,

Mark Rakip
Staff Accountant